As filed with the Securities and Exchange Commission on June 17, 2005.

                                                                                                     Registration No. 333-105981

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts of

TV AZTECA, S.A. DE C.V.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

United Mexican States

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[x] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

EMM-792098_1

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

- # -

192688_3

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Articles number 10, 11, 15 and 24

the deposited securities

(iii)

The collection and distribution of

Articles number 4, 9, 10 and 24

(iv)

The transmission of notices, reports

Articles number 10, 11, 13

and proxy soliciting material

and  24

(v)

The sale or exercise of rights

Articles number 3, 9, 10 and 24

(vi)

The deposit or sale of securities

Articles number 3, 9, 10,

resulting from dividends, splits

and 24

or plans of reorganization

(vii)

Amendment, extension or termination

Articles number 17, 18 and 24

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Article number 13 and 24

the transfer books of the depositary and

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Articles number 2, 3, 4, 6

or withdraw the underlying securities

and 24

(x)

Limitation upon the liability

Articles number 9, 15, 16, 18

of the depositary

and 24

3.

Fees and Charges

Articles number 3, 6 and 24

Item - 2.

Available Information

Public reports furnished by issuer

Article number 13 and 23

192688_3

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a(1).

Form of Deposit Agreement dated as of August 15, 1997, as amended and restated as of April 22, 1998, among TV Azteca, S.A. de C.V., The Bank of New York as Depositary, and all Owners from time to time of American Depositary Receipts issued thereunder. - Filed previously.

a(2).

Trust Agreement dated August 11, 1997 between TV Azteca, S.A. de C.V,, as Grantor, and Nacional Financiera, S.N.C., as CPO Trustee, along with an English translation thereto. – Filed previously.

b(1).

Form of CPO Deed, along with an English translation thereto. – Filed Previously.

b(2).

Form of Letter Agreement between TV Azteca, S.A. de C.V. and The Bank of New York relating to the pre-release of ADRs. – Filed previously.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d(1).

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.

d(2).

Opinion of Counsel to the CPO Trustee. – Filed previously.

e.

Certification under Rule 466 - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously filed.

192688_3

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on  June 13, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for CPOs representing financial interests in, and limited voting rights with respect to, Series A Shares, Series D-A Shares and Series D-L Shares, of TV Azteca, S.A. de C.V.

By:

The Bank of New York,

  As Depositary

By:  /s/ Allen R. Murray

       Allen R. Murray

       Managing Director

192688_3

Pursuant to the requirements of the Securities Act of 1933, TV Azteca, S.A. de C.V. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Mexico City, Mexico on June 14, 2005.

TV AZTECA, S.A. DE C.V.

By:  /s/ Francisco X. Borrego

Name:  Francisco X. Borrego

Title:  General Counsel

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on June 14, 2005.

/s/ Mario San Román Flores

Chief Executive Officer and Director

Mario San Román Flores

(principal executive officer)

/s/ Carlos Hesles Flores

Chief Financial Officer

Carlos Hesles Flores

(principal financial officer)

/s/ Pedro Molina Reyes

Chief Accounting Officer

Pedro Molina Reyes

(principal accounting officer)

_______________________________

Chairman of the Board of Directors

Ricardo Benjamin Salinas Pliego

_______________________________

Director

Pedro Padilla Longoria

/s/ Luis Echarte Fernandez

Director

Luis Echarte Fernandez

/s/ Michael Viner

Director

Michael Viner

_______________________________

Director

Guillermo Salinas Pliego

/s/ Michael Gearon

Director

Michael Gearon

/s/ Sergio Manuel Gutiérrez Muguerza

Director

Sergio Manuel Gutiérrez Muguerza

/s/ Joaquin Arrangoiz Orvañanos

Director

Joaquin Arrangoiz Orvañanos

/s/ Fiancisco X. Borrego Hinojosa Linage

General Counsel

Fiancisco X. Borrego Hinojosa Linage

(Authorized representative in the United States)

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INDEX TO EXHIBITS

Exhibit

Letter

Exhibit

5

Certification under Rule 466.

192688_3